02023523

STATES
IANGE COMMISSION
).C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 10 2002
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16829

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Metric Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 California Street, Suite 1400
(No. and Street)

San Francisco,	California	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Finelli — (914) 422-6800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

VF 7-31-02

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Metric Capital Corporation

We have audited the accompanying statement of financial condition of Metric Capital Corporation (the "Corporation") as of December 31, 2001, and the related statements of operations and retained earnings and of cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Metric Capital Corporation at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 7 and 8 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Corporation's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 28, 2002

METRIC CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 72,387
Securities - at cost	20,100
Tax receivable	475
TOTAL ASSETS	$ 92,962

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES - Payable to affiliate	$ 19,839
STOCKHOLDER'S EOUITY:	
Common stock, par value $1 per share - authorized, 25,000 shares; outstanding, 2,524 shares	
Additional paid-in capital	2,524
Retained earnings	44,724
	25,875
Total stockholder's equity	
	73,123
TOTAL LIABILITIES AND STOCKHOLDER'S EOUITY	
	$ 92,962

See notes to financial statements.

METRIC CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Metric Capital Corporation (the "Corporation") is owned by SSR Realty Advisors, Inc. (the "Parent") which is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company ("Metlife"). The Corporation acts as the selected broker/dealer for the sale of real estate investments for which the Parent is the sponsor or asset manager.

Cash and Cash Equivalents - The Corporation considers cash investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Revenues - Revenues are primarily composed of reimbursable expenses which are recorded as revenues as the expenses are incurred. The expenses are reimbursed by the Parent and are composed of salaries, marketing, and general and administrative expenses. Also recorded as revenue is interest income which is recognized as earned.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Corporation applies the concepts of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, which establishes deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS No. 109 allows recognition of deferred tax assets if future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be realized.

2. SECURITIES

Securities at December 31, 2001 consist of 1,500 warrants to buy 6,000 shares of The NASDAQ Stock Market, Inc., common stock. The warrants are exercisable in four tranches (four one year-exercise periods) of 1,200 shares commencing June 28, 2002. The option prices for these tranches are $13, $14, $15 and $16, respectively. The Corporation has classified these warrants as "not readily marketable" and are presented at cost on the statement of financial condition.

3. PROCEEDS FROM SALE OF REAL ESTATE INVESTMENTS

Proceeds from the sale of real estate investments and the related evidences of ownership are received and processed by the respective entities. The Corporation does not hold funds or securities for, or owe money or securities to, customers and is, therefore, exempt from the computation for determination of reserve requirements and information relating to the possession or control requirements for brokers and dealers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

4. NET CAPITAL REQUIREMENTS

The Corporation is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, which requires that the Corporation maintain minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2001, the Corporation had net capital of $52,548 which was $47,548 in excess of its required capital. At December 31, 2001, the ratio of aggregate indebtedness to net capital was .38 to 1.

5. INCOME TAXES

The Corporation joins with Metlife and Metlife's includible affiliates in filing consolidated Federal income tax return.

The consolidating companies have executed a tax allocation agreement. Under this agreement, current Federal income tax expense (benefit) is computed on a separate return basis and provides that members shall make payments (receive reimbursements) to the extent that their income (losses and other credits) contributes to (reduces) consolidated Federal tax expense. Pursuant to the tax allocation agreement, the amounts due from affiliates are $4,374 in 2001 which represents the current portion of tax benefit.

At December 31, 2001, the Company has net operating loss carryforwards loss of $26,965 for Federal income tax purposes that expire in years 2007 through 2018. A valuation allowance has been recognized to offset the deferred tax assets related to these carryforwards.

* * * * * *